# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
**January 29, 2016**

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### HCI Group, Inc.

### File No. 1-34126 - CF#32748

_____

HCI Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on July 30, 2015.

Based on representations by HCI Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.58 | through June 1, 2016 |
| Exhibit 10.60 | through June 1, 2016 |
| Exhibit 10.63 | through May 31, 2018 |
| Exhibit 10.64 | through June 1, 2016 |
| Exhibit 10.66 | through June 1, 2016 |
| Exhibit 10.68 | through June 1, 2016 |
| Exhibit 10.72 | through June 1, 2016 |
| Exhibit 10.73 | through June 1, 2016 |
| Exhibit 10.74 | through June 1, 2016 |
| Exhibit 10.75 | through June 1, 2016 |
| Exhibit 10.76 | through June 1, 2016 |
| Exhibit 10.77 | through June 1, 2016 |
| Exhibit 10.78 | through June 1, 2016 |
| Exhibit 10.79 | through June 1, 2016 |
| Exhibit 10.80 | through June 1, 2016 |
| Exhibit 10.81 | through June 1, 2016 |
| Exhibit 10.82 | through June 1, 2016 |
| Exhibit 10.83 | through June 1, 2016 |
| Exhibit 10.84 | through June 1, 2016 |
| Exhibit 10.85 | through June 1, 2016 |
| Exhibit 10.86 | through June 1, 2016 |
| Exhibit 10.87 | through June 1, 2016 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brent J. Fields
Secretary